Exhibit (a)(1)(H)
Notice to Eligible Employees Regarding Expiration of Offer Period
To:            Eligible Employees
From:        American Reprographics Company
Date:
Subject:     Expiration of Offer to Exchange
As of 9:00 p.m. on Wednesday, May 20, 2009, we closed our offer to exchange certain outstanding options for new options (the “Offer”). If you properly elected to participate in the Offer with respect to some or all of your Eligible Options and did so before the deadline, those Eligible Options have been accepted for participation in the Offer. Such Eligible Options have been cancelled, and you no longer have any rights with respect to those options. You have been granted New Options in exchange for the cancelled options, in accordance with the terms and conditions of the Offer.
As described in the Offer documents and in accordance with the Company’s customary procedures, you will receive stock option agreement(s) for the options that have been granted to you in exchange for your properly tendered and cancelled options.
If you have any questions, please call (925) 949-5134 or send an e-mail to exchange@e-arc.com.